ROSECLIFF ACQUISITION CORP I

767 5th Avenue, 34th Floor

New York, New York 10153

(212) 492-3000

August 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay
Terence O’Brien
Benjamin Richie
Margaret Schwartz

RE:	Rosecliff Acquisition Corp I (the “Company”)
Registration Statement on Form S-4
File No. 333-271566

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-271566) be accelerated by the Securities and Exchange Commission to 5:00 p.m. New York time on August 11, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 687-5122 and that such effectiveness also be confirmed in writing.

Very truly yours,

Rosecliff Acquisition Corp I

By:	/s/ Michael P. Murphy
Name:	Michael P. Murphy
Title:	Chief Executive Officer

cc:	P. Michelle Gasaway
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Sean Coburn
Skadden, Arps, Slate, Meagher & Flom LLP